SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 956, of 11.21.2022.

CERTIFICATE

MINUTES OF THE NINTH HUNDREDTH FIFTY-SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

It certifies, for all due purposes, that the 956th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the twenty-first day of November of the year two thousand and twenty-two, at 1:05 pm, with the closing of the works recorded at 3:12 pm. The meeting took place at the main office of Eletrobras, located at Rua da Quitanda, n.º 196, 25th floor, Downtown, Rio de Janeiro – RJ. Director IVAN DE SOUZA MONTEIRO (ISM) took over the presidency of the work remotely, via videoconference. Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting in person. Board Members DANIEL ALVES FERREIRA (DAF), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), FELIPE VILLELA DIAS (FVD) and VICENTE FALCONI CAMPOS (VFC) attended the meeting by video conference. There were no records of absences. The virtual council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of eight members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation. DECISIONS: DEL 164, of 11.21.2022. Convening of the 184th EGM of Eletrobras to approve the new compensation of Eletrobras directors. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in a proposal made by the Personnel Committee, RESOLVED: 1. to approve the convening of the 184th Extraordinary General Meeting of Shareholders, to be held on 12.22.2022, in the fully digital model, within a minimum period of 30 (thirty) days, counted from the date of its publication, pursuant to the Call Notice and the Management Proposal and its Attachments; 2. delegate powers so that the Legal Director of Eletrobras, Mr. José Eduardo Guimarães Barros, chairing the board of the 184th Extraordinary General Assembly – EGM of Eletrobras, granting him powers to nominate occasional substitutes and to designate, if he deems appropriate, a specialist external lawyer to act as secretary for the conclave; 3. determine that the Investor Relations Superintendence – DFR and the Communication Superintendence – DRC adopt the necessary measures for the convening referred to in item 1, and that, together with the Governance Superintendence – DCG, the Governance Secretariat – DCGG , the Legal Board - DJ and the Department of Labor and Union Relations - DSDT, adopt, each within its scope of action, the necessary measures to comply with this Resolution. Deliberative quorum: Unanimity. The other matters that took place in this meeting were omitted in this certificate, as they concern purely internal interests of the Company, legitimate precaution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of the Brazilian Corporation Law, being situated , therefore, outside the scope of the norm contained in § 1 of article 142 of the aforementioned Law. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Eletrobras Governance Secretary

Rio de Janeiro, November 25, 2022.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.